UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
HearUSA Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
422360305

(CUSIP Number)
May 30, 2006

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[   ]
Rule 13d-1(b)
[  x ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)




CUSIP No. 422360305



1.
Names of Reporting Persons:
175778 Canada Inc


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)
......................................................

(b)
.......................................................

3.
SEC Use Only ..........................................

4.
Place of Organization: 1980 Rene-Levesque Blvd West, Montreal,
Quebec, Canada, H3H 1R6

Number of Shares Beneficially Owned by Each Reporting
Person With



5.
Sole Voting Power: 336,046



6.
Shared Voting Power: 1,485,540



7.
Sole Dispositive Power: 336,046



8.
Shared Dispositive Power: 1,485,540


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
 1,821,586...........................................


10.
Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions).................................


11.
Percent of Class Represented by Amount in Row (9)   5.7%


12.
Type of Reporting Person (See Instructions) CO




Item 1.

(a)
Name of Issuer: HearUSA Inc.

(b)
Address of Issuer's Principal Executive Offices: 1250
Northpoint Parkway, West Palm Beach, Florida 33407

Item 2.

(a)
Name of Person Filing: 175778 Canada Inc.

(b)
Address of Principal Business Office : 1980 Rene-
Levesque Blvd W. Montreal, Quebec, Canada H3H 1R6

(c)
Citizenship: Canadian

(d)
Title of Class of Securities: Common Stock

(e)
CUSIP Number: 422360305

Item
3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[ ]
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[ ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-
3);

(j)
[ ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  336,046.

(b)
Percent of class: 1.0%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote :
336,046


(ii)
Shared power to vote or to direct the vote :
1,485,540


(iii)
Sole power to dispose or to direct the
disposition of : 336,046


(iv)
Shared power to dispose or to direct the
disposition of : 1485 540
175778 Canada Inc. owns 336,046 shares of Common Stock of HearUSA, Inc. representing 1% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by 175778 Canada Inc. include:
(i)	176,046 shares of Common Stock held by 175778 Canada Inc.
(ii)	Shares underlying warrants to purchase 160,000 shares of
Common Stock held by 175778 Canada Inc.
Pierre Bourgie is the sole shareholder of 175778 Canada Inc. 175778 Canada Inc. has shared voting and dispositive power with respect to 1,485,540 shares of Common Stock of HearUSA Inc. (representing 4.6% of the oustanding Common Stock) which include:
(i) 1,485,540 shares of Common Stock held by Montreal Partners, L.P. Pierre Bourgie is a director of Montreal Partners Inc., general partner for Montreal Partners, L.P.
Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.
Ownership of More than Five Percent on Behalf of Another
Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item
10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in
this statement is true, complete and correct.
June 2, 2006
_______________________
Date
PIERRE BOURGIE
________________________________
Signature
PRESIDENT
________________________________
Name/Title